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                             June 4, 2021

       Sumant Sinha
       Chief Executive Officer
       ReNew Energy Global PLC
       C/O Skadden, Arps, Slate, Meagher & Flom (UK) LLP
       40 Bank Street
       London E14 5DS

                                                        Re: ReNew Energy Global
PLC
                                                            Registration
Statement on Form F-4
                                                            Filed May 18, 2021
                                                            File No. 333-256228

       Dear Mr. Sinha:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2021 letter.

       Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus
       The RMG II General Meeting
       Quorum and Required Vote for Proposals at the RMG II General Meeting, page 44

   1. We note your response to prior comment 9 indicates that you have revised your disclosure to clarify that the
approval of the Business Combination Proposal requires the affirmative vote of the holders of
a majority of the ordinary shares that are entitled to vote and are voted. However, your
disclosure here continues to state that the approval of the Business
                                                        Combination Proposal
requires the affirmative vote of holders of at least two-thirds of the
 Sumant Sinha
FirstName  LastNameSumant
ReNew Energy   Global PLC Sinha
Comapany
June 4, 2021NameReNew Energy Global PLC
June 4,
Page 2 2021 Page 2
FirstName LastName
         RMG II Shares that are entitled to vote and are voted at the RMG II General Meeting.
         Please revise or advise.
Risk Factors
ReNew Global's Articles of Association will provide that the courts of England and Wales will be the exclusive forum..., page 108

2.       We note your disclosure here that ReNew Global   s Articles of
Association will provide
         that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act. However, Section
         47.1 of ReNew Global's Articles of Association only references the courts of England and
         Wales as having exclusive jurisdiction, and does not reference the Securities Act, the
         Exchange Act, or U.S. federal district courts. Please revise.
The Business Combination Proposal
Background of the Business Combination, page 143

3. We note your disclosure in response to prior comment 15 indicates that RMG II determined to reduce the post-money equity value of ReNew India to approximately $4.4 billion and to reduce the enterprise value to approximately $7.85 billion to attract greater demand in the PIPE process. Please revise to provide additional details regarding the basis for such reduction given disclosure that RMG II's initial valuation for ReNew India was based on (i) comparable publicly traded company multiple analysis,
(ii) discounted
         cash flow analysis and (iii) run-rate multiples on a March 2023 fiscal year-end, fully built-
         out portfolio.
Comparable Publicly Traded Company Multiple Analysis, page 153

4. We note you disclose that Encanis was one of the selected comparable companies used in its analysis. However, we are unable to find any reference to such company in the investor presentations filed as Exhibit 99.3 to RMG II's Form 8-K filed February 24, 2021 or Exhibit 99.1 to RMG II's Form 8-K filed May 21, 2021. Please revise or advise.
Summary of RMG II Financial Analysis, page 153

5.       We note your revised disclosure in response to prior comment 17 focuses on the
         methodologies used in RMG II's analysis and reissue the comment in part. Please expand your disclosure to discuss the results of your publicly traded company analyses, discounted cash flow analysis and run-rate multiples on a March 2023 fiscal year-end, fully built-out portfolio, and how they supported your initial valuation of ReNew India.
         For example, under the heading "Summary of RMG II Financial Analysis" on page 153
 Sumant Sinha
FirstName  LastNameSumant
ReNew Energy   Global PLC Sinha
Comapany
June 4, 2021NameReNew Energy Global PLC
June 4,
Page 3 2021 Page 3
FirstName LastName
         you make reference to "reference ranges," and data in tables, but it does not appear that you have provided such information in the filing.
Material Tax Considerations, page 160

6. We note your response to prior comment 6, including the statement in the tax opinion filed as Exhibit 8.1 that under current United States federal income tax law, the De-SPAC
         Transactions, taken together,    should    be treated as a transaction
described in section 351
         of the Code for United States federal income tax purposes. Please obtain and file a revised opinion that explains why counsel cannot give a firm opinion, and the degree of uncertainty. Please also revise your risk factor disclosure accordingly. For guidance, refer to Section III.C of Staff Legal Bulletin No. 19.
Renew India's Business
Our Projects, page 203

7. We note that you have added tabulations having various details about the wind and solar power generated during various historical periods on pages 204 and 255 in response to prior comment 19. It appears that the footnote corresponding to the electricity generated line would be (4) rather than (5), which pertains to electricity sold. Please revise the tabulations as necessary to clarify which amounts are represented and to explain how the amounts not presented are derived relative to those that are shown. Management's Discussion and Analysis of Renew India's Financial Condition and Results of
Operation
Impact of COVID-19, page 259

8. Please expand your disclosure here to quantify the reduction of your original forecast of installed capacity for ReNew India's committed projects for the year ended March 31,
         2022 as a result of the effects of delays in commissioning of committed projects due to
         COVID-19. In that regard, we note you disclose on page 282 that the forecast installed capacity for committed projects was reduced from 8.0 GW to 7.3GW. Prospective Operational and Unaudited Financial Information of ReNew India, page 282

9. We note you have updated your prospective information in response to prior comment 21 and provided disclosure stating that "...in the view of ReNew India
s management, [such
         information] was prepared on a reasonable basis, reflects the best currently available
         estimates and judgments, and presents, to the best of management   s
knowledge and belief,
         the expected course of action and the expected future financial performance of ReNew
         India." We understand that you added this disclosure to clarify that the projected amounts represent the most probable specific amounts for each item projected, consistent with the guidance in Item 10(b) of Regulation S-K.
 Sumant Sinha
ReNew Energy Global PLC
June 4, 2021
Page 4
         Please revise the last sentence of the first paragraph on page 282, stating "The inclusion of the below information should not be regarded as an indication that ReNew India or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results," as necessary to acknowledge the qualities expressed in the disclosure cited above, notwithstanding the various uncertainties that you indicate have been considered in developing your projections.

         Please also revise the second-to-last paragraph on page 283 to identify the exceptions referenced in the first sentence, under which you would be providing future disclosure with regard to the projections, to clarify whether you will provide disclosure if management knows or has reason to know that the projections no longer have a reasonable basis. For example, noting your disclosure in the fourth paragraph on page
         282, referencing "assumptions as to certain business decisions that are subject to change,"
         we would ordinarily anticipate disclosure if there are material implications associated with a projected decision that is reversed.

         If you believe that you are not subject to the guidance in Item 10(b)(3)(iii) of Regulation
         S-K, tell us how you have formulated your view, and why you would not revisit the assumptions to ensure that they are valid and that you have projected the most probable specific amounts.
10. Please describe all of the specific instructions, guidelines, parameters, inputs and assumptions that were relayed or prescribed by you, your management, sponsors or other representatives to ReNew India in conjunction with the preparation of the prospective financial information, such as the periods to be covered; expansion or acquisition of facilities; capital expenditures; availability and terms of financing; contracts and projects to be undertaken or secured; plant load factors, tariffs, and O&M expenses.

         Also identify all assumptions that reflect decisions that pivot on completion of the merger, which had not been established by the target prior to your involvement.
11. We note your response to prior comment 22 and your disclosure beginning on page 284 regarding assumptions used in preparing ReNew India's prospective operational and financial information. Please revise to describe such assumptions with greater specificity and quantify where practicable. For example, if material, please quantify the estimated plant load factor and underlying assumptions, the volumes of energy to be generated and sold, as well as pricing and costs. In addition, please quantify ReNew
s    projected market
       share    referenced on page 285. We also note your disclosure that the prospective
FirstName LastNameSumant Sinha
       operational and financial information reflects assumptions as to certain business decisions
Comapany    NameReNew
       that are            Energy Global
                subject to change.         PLC please identify such business
decisions and
                                    If material,
June 4,quantify
        2021 Pagethe4effects associated with such decisions.
FirstName LastName
 Sumant Sinha
FirstName  LastNameSumant
ReNew Energy   Global PLC Sinha
Comapany
June 4, 2021NameReNew Energy Global PLC
June 4,
Page 5 2021 Page 5
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 286

12.      Please add a line for the Unaudited Pro Forma Condensed Combined
Financial
         Information section in your Table of Contents.
13. We note that you present two pro forma scenarios, depicting a range of possibilities between no redemption and redemption of 29,874,959 Class A Shares in exchange for
         $299 million, which you describe as the maximum redemption scenario. Tell us the extent to which you have received indications from shareholders regarding their intentions to redeem or retain their shares that would make any scenario within this range more likely to occur; and if you have formulated an expectation based on such indications or other information, describe that process and your consideration to providing an additional corresponding pro forma scenario.
14. Please revise the column group headers in the pro forma tabulations on pages 290-292 and
         296-298, which are currently labeled as Pro forma Adjustments assuming no redemption, and Pro forma Adjustments assuming maximum redemption, to reposition "Pro forma
         Adjustments" from each label to sub-headers that are positioned directly over the three columns that pertain to adjustments, but not the columns having the totals, leaving the main column group headers to differentiate between the two scenarios.

         Also label each tabulation with the dates or periods for which financial information is provided and to indicate the currency and rounding factors being utilized.
15. It appears that you may need to revise your description of adjustment number 6 on page
         293 to indicate that $855 million in proceeds translates to INR 62,460 rather than INR
         62,641, in order to reconcile with the corresponding amounts in your tabulation.
16. Please modify your disclosures pertaining to adjustment numbers 11 and 12 to separate your discussion of cash payments to be made to the Majority Shareholders, from your discussion of ReNew India's shares deemed to be issued in exchange for ReNew Global's net assets, and provide distinct incremental adjustment numbers for these items under each scenario.

         Please clarify how the cash payments have been reduced in proportion to the cash redemptions for the maximum redemption scenario and why you are showing a lower amount for the founders (and a higher amount for GEF), as this appears to be inconsistent with your description of the arrangement in the second bullet point on page 124. Please indicate the cash distribution equivalent amounts in Indian rupees.

         Also explain your computations of RMG II net assets, the number of deemed issuance shares, and the fair value per share for each scenario.
17. Please provide further detail as to the nature of the pro forma adjustments described in your note for adjustment number 13, and reposition that portion of this item that appears on the trade receivables line if you are not adjusting the trade receivables amount.
 Sumant Sinha
ReNew Energy Global PLC
June 4, 2021
Page 6
Management of ReNew Global Following the Business Combination, page 306

18. Please expand your disclosure to discuss the nominee observers described on page 322 and in Section 19.3 of your Articles of Association of ReNew Global. Beneficial Ownership of Securities, page 317

19. We note your response to prior comment 25. Please revise your disclosure to identify the members of the board of directors of JERA Co. Refer to Item 403 of Regulation S-K and
       Exchange Act Rule 13d-3.
Comparison of Shareholders' Rights, page 346

20. We note your response to prior comment 27 that only the existing shareholders of ReNew
       Global will vote to adopt ReNew Global   s Articles of Association on or
before closing of
       the business combination. Please revise your disclosure to clarify that RMG II public shareholders will not have an opportunity to vote on the adoption of
ReNew Global   s
       Articles of Association on or before the closing of the business combination.
Exhibits
Exhibit 5.1, page 1

21. Please have counsel revise its legal opinion to quantify the shares being registered under the registration statement, and to state whether the shares will be legally issued.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameSumant Sinha
                                                             Division of
Corporation Finance
Comapany NameReNew Energy Global PLC
                                                             Office of Energy &
Transportation
June 4, 2021 Page 6
cc:       Ryan Maierson
FirstName LastName